UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F      X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No       X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

August 4, 2005 - Toronto

Peace Arch Expands Management Team With

Appointment of Seasoned Television Distribution Executive -

Craig Media's Former Vice President Programming, Michael Taylor

TORONTO, ONT. - Peace Arch Entertainment Group Inc. (AMEX and TSX: “PAE”) today announced the appointment of Michael Taylor, a 22-year television industry veteran, to the newly created post of President of Peace Arch Television, Ltd.  Mr. Taylor will spearhead the Company's expansion into representation of third-party television productions to the television and home video distribution markets.

The news of Mr. Taylor's appointment follows the Company's recent announcement of a new equity investment led by entertainment industry veterans Jeff Sagansky, Kerry McCluggage and Drew Craig.  Mr. Craig served as President and CEO of Craig Media, Mr. Taylor's former employer.  In conjunction with the group's investment in Peace Arch, Mr. Craig was named Chairman of its Board of Directors.

At Craig Media, Canada's largest privately held television broadcasting company until its 2004 sale to Chum Media, Mr. Taylor was responsible for sourcing and negotiating all television program supply agreements with major North American broadcasters and suppliers, television programming and scheduling, and sub-licensing program rights to third-party broadcasters.

Mr. Craig commented, "Having worked closely with Michael for several years and witnessed first-hand the professionalism he brought to his position at Craig Media, I am very pleased that he has agreed to join Peace Arch's senior management team and oversee the launch of our newest division, Peace Arch Television.  Michael has been involved with some of the most successful and popular television programming throughout his career, and he has worked with and represented a diverse, who's who list of companies - from ABC Television Network to the William Morris Agency."

Prior to his tenure at Craig Media, Mr. Taylor was CEO at Unified Entertainment (2001-2003), a full-service television distribution and co-production company, CEO of Ewireless Canada Corporation (1999-2001), the Canadian division of a Chicago-based company that created a patented, abbreviated wireless dialing service, and President/COO at Telegenic Communications (1983-1999), a full-service television program, merchandise and licensing entertainment company.

Peace Arch Entertainment CEO Gary Howsam stated, "With the recent investment by accomplished entertainment industry executives Drew Craig, Jeff Sagansky and Kerry McCluggage in our company, the additional liquidity provided by our new credit facility, and now our diversification into distribution of first-run television programming under Michael Taylor’s leadership, we believe the pieces are coming into place for a very exciting future of growth and success at Peace Arch."

In July 2005, Peace Arch announced a new US$2 million revolving credit facility with a private financier that will be used to bridge finance preproduction costs across the Company’s growing slate of feature film projects.  In April, acclaimed film and television producer Fred Fuchs ("Godfather III," "Bram Stoker's Dracula") joined the Company as Executive Vice President, where he is responsible for all of Peace Arch’s dramatic television programming and digital media activities and is helping to expand the Company’s flourishing feature film production and sales divisions.  Peace Arch also has an award-winning, Vancouver-based reality and documentary-focused television production division, The Eyes Production Development Corp. ("Love it or Lose It," "Animal Miracles"), headed by Blair Reekie.

Peace Arch Entertainment Group Inc. (www.peacearch.com), one of Canada's foremost entertainment companies, creates, develops, produces and distributes proprietary feature film and television programming for worldwide markets.  Peace Arch Entertainment Group Inc. and its subsidiaries have offices in Toronto, Vancouver, Los Angeles and London, England.

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe", "estimate", "project", "expect", or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of the release.

Contacts: Nicole Spracklin Peace Arch Entertainment Group Inc. Tel: (416) 487-0377 (ext. 237) nspracklin@peacearch.com	Robert Rinderman or Karin Oloffson Jaffoni & Collins Incorporated Tel: (212) 835-8500 PAE@jcir.com # # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	August 4, 2005	By	“Mara Di Pasquale”
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

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If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.